UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

NASB Financial, Inc.
(Name of Issuer)

Common Stock, $0.15 par value
(Title of Class of Securities)

628968109
(CUSIP Number)

David H. Hancock
12498 South 71 Highway
Grandview, Missouri 64030
(816) 765-2200

With a copy to:

Scott D. Claassen
Stinson Leonard Street LLP
1201 Walnut, Suite 2900
Kansas City, Missouri 64106-21150
(816) 842-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 124794108

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). David H. Hancock
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	 ☐
6.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 4,413,957
8. Shared Voting Power -0-
9. Sole Dispositive Power 2,504,691
10. Shared Dispositive Power 264,068

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,413,957
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	 ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%
14.	Type of Reporting Person IN

(1)
Represents the aggregate number of outstanding shares of the issuer’s common stock beneficially owned by David H. Hancock and the parties to a Voting Agreement, dated April 21, 2014, obligating Linda S. Hancock, Eugene Alexander Hancock individually and as Trustee of the David H. Hancock GST Trust for Eugene Alexander Hancock u/t/a dated September 8, 2009 and as Trustee of the Family Trust for Eugene Alexander Hancock u/t/a dated April 4, 2012 , Lindsay Hancock Harlander individually, and as Trustee of the David H. Hancock GST Trust for Lindsay Hancock Harlander u/t/a dated September 8, 2009 and as Trustee of the Family Trust for Lindsay Hancock Harlander u/t/a dated April 4, 2012, and Patrick David Hancock individually and as Trustee of the David H. Hancock GST Trust for Patrick David Hancock u/t/a dated September 8, 2009 and as Trustee of the Family Trust for Patrick David Hancock u/t/a dated April 4, 2012 (collectively, the "Stockholders"), to vote their shares of common stock as directed by David H. Hancock.

(2)	Based on 7,867,614 shares of the issuer’s common stock outstanding as of February 3, 2014, as designated by the issuer in its Quarterly Report on Form 10-Q filed with the SEC on February 10, 2014.

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). Eugene Alexander Hancock
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	 ☐
6.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power 556,857
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 556,857
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	 ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person IN

(1)
Represents the aggregate number of outstanding shares of the issuer’s common stock beneficially owned by Eugene Alexander Hancock individually and as Trustee of the David H. Hancock GST Trust for Eugene Alexander Hancock u/t/a dated September 8, 2009 and as Trustee of the Family Trust for Eugene Alexander Hancock u/t/a dated April 4, 2012.

(2)	Based on 7,867,614 shares of the issuer’s common stock outstanding as of February 3, 2014, as designated by the issuer in its Quarterly Report on Form 10-Q filed with the SEC on February 10, 2014.

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). Lindsay Hancock Harlander
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	 ☐
6.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power -0-
9. Sole Dispositive Power 535,781
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 535,781
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	 ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person IN

(1)
Represents the aggregate number of outstanding shares of the issuer’s common stock beneficially owned by Lindsay Hancock Harlander individually, and as Trustee of the David H. Hancock GST Trust for Lindsay Hancock Harlander u/t/a dated September 8, 2009 and as Trustee of the Family Trust for Lindsay Hancock Harlander u/t/a dated April 4, 2012.

(2)	Based on 7,867,614 shares of the issuer’s common stock outstanding as of February 3, 2014, as designated by the issuer in its Quarterly Report on Form 10-Q filed with the SEC on February 10, 2014.

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). Patrick David Hancock
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	 ☐
6.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power 552,560
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,560
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	 ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Person IN

(1)
Represents the aggregate number of outstanding shares of the issuer’s common stock beneficially owned by Patrick David Hancock individually and as Trustee of the David H. Hancock GST Trust for Patrick David Hancock u/t/a dated September 8, 2009 and as Trustee of the Family Trust for Patrick David Hancock u/t/a dated April 4, 2012.

(2)	Based on 7,867,614 shares of the issuer’s common stock outstanding as of February 3, 2014, as designated by the issuer in its Quarterly Report on Form 10-Q filed with the SEC on February 10, 2014.

EXPLANATORY NOTE

On April 21, 2014, 754,542 of the shares of common stock, par value $0.15 per share (the “Common Stock”) of NASB Financial, Inc., a Missouri corporation (the “Company”), held by the David H. Hancock 2012 GRAT were distributed to trusts established for the benefit of the three adult children of David H. Hancock.  In connection with the distribution, the Reporting Persons entered into a voting agreement governing the voting of the shares held by the Reporting Persons.

This Amendment No. 3 to Schedule 13D is being made to (i) add three new parties to the Voting Agreement as Reporting Persons and (ii) provide or update the information regarding the beneficial ownership common shares by the Reporting Persons.  Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 1. Security and Issuer

This Amendment No. 3 relates to the common stock, par value $0.15 per share of NASB Financial, Inc., a Missouri corporation.  The principal and executive offices of the Company are located at 12498 South 71 Highway, Grandview, Missouri 64030.

Item 2. Identity and Background

(a)	This statement is filed by David H. Hancock, Eugene Alexander Hancock, Lindsay Hancock Harlander and Patrick David Hancock (collectively, the “Reporting Persons”).

(b)
The principal business address of David H. Hancock is 12498 South 71 Highway, Grandview, Missouri 64030.  The principal business address of Eugene Alexander Hancock, Lindsay Hancock Harlander and Patrick David Hancock is 132 Westwoods Drive, Liberty, Missouri 64068.

(c)
David H. Hancock’s present occupation is Chairman and Chief Executive Officer of the Company and its wholly-owned subsidiary North American Savings Bank, FSB, 12498 South 71 Highway, Grandview, Missouri 64030.  Eugene Alexander Hancock is Portfolio Manager and Research Analyst at Kornitzer Capital Management, 5420 W. 61st Place, Mission, Kansas 66205.  Lindsay Hancock Harlander is President of the Hancock Family Foundation, 1 Diamond Causeway, Savannah, Georgia 31406.  Patrick David Hancock is an Analyst at Shorenstein Properties, 850 Third Avenue, 17th Floor, New York, New York 10022.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Each of the Reporting Persons used personal funds to purchase the Common Stock purchased by such Reporting Person.  Each of Eugene Alexander Hancock, Lindsay Hancock Harlander and Patrick David Hancock received 490,024 shares of the Common Stock owned by such Reporting Person for no consideration as a gift from David H. Hancock.

David H. Hancock did not pay any additional consideration for the Voting Agreement.

References to, and descriptions of, the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Voting Agreement incorporated by reference as Exhibit 2 to this Schedule 13D.  This agreement is incorporated into this Schedule 13D where such references and descriptions appear.

Item 4. Purpose of Transaction

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis.  Depending on various factors including, without limitation, the Company’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Company and third parties with regard to their investment in the Company, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Reporting Parties entered into the Voting Agreement to ensure continuity of management and strategic direction of the Company.

Item 5. Interest in Securities of the Issuer

(a)	Appendix A hereto sets forth the number of shares of Common Stock beneficially owned by each Reporting Person.

(b)
Each Reporting Person has the sole power to dispose or direct the disposition of all shares of Common Stock that such Reporting Person beneficially owns, except that David H. Hancock is deemed to have the sole power to dispose of or direct the disposition of 2,504,691 shares of Common Stock and shared dispositive power over 264,068 shares of the Common Stock held by Linda S. Hancock, his spouse.

The Voting Agreement provides that the parties thereto will vote their shares of the Company's common stock as directed by David H. Hancock, and Mr. Hancock is deemed to have sole voting power over the 4,413,800 shares of the Company’s common stock beneficially owned by the Reporting Persons. David H. Hancock has no shared voting power over any shares of the Common Stock.

(c)
On April 21, 2014, 754,542 of the Common Shares held by the David H. Hancock 2012 GRAT were distributed to trusts established for the benefit of the three adult children of David H. Hancock.  In connection with the distribution, the Reporting Persons entered into the Voting Agreement governing the voting of the shares held by the Reporting Persons.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Voting Agreement provides that the parties thereto will vote their shares of the Company's common stock as directed by David H. Hancock.

Item 7. Material to Be Filed as Exhibits

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1 2	Joint Filing Agreement Voting Agreement, dated as April 21, 2014, by and among David H. Hancock and certain stockholders of NASB Financial, Inc.

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2014

/s/ David H. Hancock
David H. Hancock

/s/ Eugene Alexander Hancock
Eugene Alexander Hancock

/s/ Lindsay Hancock Harlander
Lindsay Hancock Harlander

/s/ Patrick David Hancock
Patrick David Hancock

APPENDIX A

Beneficial Ownership

The following table sets forth the name, address, and state or other place of organization of each Reporting Person, and the aggregate number of shares of NASB Financial, Inc. common stock held by each such person as of April 21, 2014.

Name and Address	State or Other Place of Organization/ Citizenship	Occupation/Business	Total Beneficial Ownership of Shares as of April 21, 2014
David H. Hancock 12498 South 71 Highway Grandview, Missouri 64030	United States	Chief Executive Officer and Director of the Company	4,413,957
Eugene Alexander Hancock 132 Westwoods Drive Liberty, Missouri 64068	United States	Portfolio Manager and Research Analyst, Kornitzer Capital Management	556,857
Lindsay Hancock Harlander 132 Westwoods Drive Liberty, Missouri 64068	United States	President, Hancock Family Foundation	535,781
Patrick David Hancock 132 Westwoods Drive Liberty, Missouri 64068	United States	Analyst, Shorenstein Properties	552,560

		Total	4,413,957

EXHIBIT INDEX

Exhibit No.	Title

1	Joint Filing Agreement
2	Voting Agreement, dated as April 21, 2014, by and among certain stockholders of NASB Financial, Inc. and David H. Hancock.